                   -8-

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
   RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

   Results of operations for the third quarter ended October 31, 1994 continued the strong results of the first and second quarters.  Quarterly sales were up 36% to a third quarter record
$1.579 billion with comparable store sales up 16%.  Net earnings increased 71% to $54.2 million.
Earnings per share (fully diluted) were $.33 compared to $.21 in the comparable quarter of last year.  The earnings increase is attributable to a managed increase in margins of 38% and the leveraging of expenses that increased only 30% relative to the 36% sales increase.  For the nine months ended October 31, 1994, sales were up 36% to $4.623 billion and net earnings up 67% to
$177.3 million.  Earnings per share (fully diluted) were $1.11 compared to $.71 for the first nine months last year.

   Sales in the third quarter were enhanced by the addition of 4.6 million square feet of retail selling space at new and existing locations since last year's third quarter.  Selling prices of lumber and plywood were higher than in last year's third quarter; however we experienced deflation in most other categories.  On average, changing prices accounted for about 3% of the quarter's sales increase.

   Gross margin was 24.14% of sales for the quarter ended October 31, 1994, versus 23.79% in last year's quarter.  For the nine months ended October 31, 1994, gross margin was 24.26%, compared with the prior year's 23.65%.  The increase in gross margin percentage in the quarter and nine-month period was primarily the result of favorable changes in our mix.  The successful implementation of our Everyday Competitive Pricing strategy is self evident as customers are buying with confidence every day, increasing sales and margin dollars.

   Selling, general and administrative expenses (SG&A) were $239.2 million for the quarter ended October 31, 1994, a 29% increase over last year's third quarter.  We experienced positive leverage however, as SG&A dropped from 15.98% of sales to 15.15% due to the 36% sales increase.  For the nine months ended October 31, 1994, SG&A was up 30% but declined as a percentage of sales from 15.49% to 14.82%.  The positive leverage came from several factors.
The increase in store salaries (excluding those in opening costs) was 32%, due primarily to the staffing requirements for our new and relocated stores.  General office expense rose just 14% and advertising rose 18%, both providing positive leverage.  The same factors account for the nine-
month improvement relative to sales.

   For the quarter ended October 31, 1994, store opening costs were $10.6 million versus $7.2 million last year, representing costs associated with the opening of 10 stores this year (3 new and
7 relocated) compared to 9 stores in last year's third quarter (4 new and 5 relocated).  Store opening costs averaged $530,000 in the third quarter of 1993 and these costs averaged $692,000 per project in 1994.  Advertising and staff training expenditures have been increased, as we now have a training coordinator in every new store.  For the nine months ended October 31, 1994, store opening costs were $25.4 million versus $16.7 million last year representing costs associated with the opening of 31 stores this year (16 new and 15 relocated) versus 32 stores last year (13 new and 19 relocated).


                           -9-


   Depreciation was $28.7 million for the quarter ended October 31, 1994, and $78.8 million for the nine months ended October 31, 1994.  This is an increase of 42% and 35%, respectively, over the comparable periods last year.  The increases are due primarily to fixtures, displays and computer equipment related to our store expansion program.

   Employee retirement plans expense increased 24% to $13.3 million for the three months ended October 31, 1994, due to a 31% increase in salaries offset by a lower percentage of employees qualifying for the ESOP.  For the nine months ended October 31, 1994, employee retirement plans expense was up 25%.

   Interest expense increased $9.4 million to $21.6 million for the nine months ended October
31, 1994, a 77% increase.  This is the result of an increase of $4.6 million in the first quarter, an increase of $3.8 million in the second and an increase of $1.0 million in the third quarter.  The increases are primarily due to interest on our convertible notes and other long-term debt.

   The Company's effective income tax rate was 35.14% for the three months ended October
31, 1994, compared to 33.39% for the comparable three months last year.  For the nine months ended October 31, 1994, the effective tax rate was 35.04% compared to 33.43% for the previous year.  The current year's higher rates are due to a slight increase in the effective state rate and the effect of fixed dollar tax credits in relation to higher profitability.


LIQUIDITY AND CAPITAL RESOURCES

   The uses of cash in the first nine months have continued to lay the groundwork for successfully implementing our strategic plan.  Merchandise inventory has increased $186.3 million, mostly due to the increased merchandise assortments in our new and relocated stores.
Real property has increased in line with the Company's strategic plan to continue expansion of sales floor square footage by relocating from older, smaller stores to larger stores and to expand into new markets.  The Company's 1994 capital expenditures will range between $575 and $600 million, inclusive of $220 million in operating leases.  Over 80% of this planned investment is for our store expansion program.

   Our 1994 expansion has been financed through the net proceeds from our equity offering, funds from operations, operating leases, and issuance of about $32 million in common stock to our ESOP (see Note 8).  On June 27, the Company sold 10.35 million shares of common stock.
The proceeds (net of the underwriting discount and other costs) of $315.8 million were added to the general funds of the Company and will be used to finance the store expansion program and for general corporate purposes.  The shares were included in a registration statement covering
$500 million of "unallocated" equity or debt securities (see Note 9).  Additional financings that may be made from time to time over an approximate two-year period will be used for our ongoing expansion program and for general corporate purposes.  In addition to these sources, the
Company had available at October 31, 1994, agreements for up to $144 million in lines of credit for issuing documentary and standby letters of credit.  Another $275 million is available for the purpose of short-term borrowings on a bid basis from various banks.


                           -10-

   Lowe's ended the third quarter with 326 stores and 16.8 million square feet of retail selling space, a 38% increase over last October's selling space.  Our expansion plans for 1994 envision about 50 new stores with half in new markets and half relocations, for approximately 4.4 million square feet of incremental selling space.  During the first nine months of Fiscal 1994 we have completed 31 of our projected 50 store projects for the year and added 1.8 million square feet of selling space.  We also closed 4 smaller, older stores.  Our expansion plans for the fourth quarter include 9 relocations and 10 stores in new markets.  By the close of Fiscal 1994 our plans are to have approximately 18.6 million square feet, double our Fiscal 1992 year end square footage.

   Lowe's expansion plans for Fiscal 1995 and 1996 are to expand our store count from the present base of 326 stores to approximately 400 by January 31, 1997.  This a planned growth of about 25% in stores in 27 months.  From 1992 through 1995, almost 60% of our new store investment was and will be in existing markets, with therefore, only a portion of the new store sales being incremental.  In 1996 and beyond, with relocations at a lower level, about 80% of our new store investment will be in new markets, which is expected to create an additional boost in incremental sales volume.
